UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

3Q19 Earnings Release

São Paulo, November 13, 2019 – COSAN LIMITED (“CZZ” or “Company”) (NYSE: CZZ) announces today its results for the third quarter (July, August, and September) of 2019 (3Q19). The results are presented on a consolidated basis, in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS). Comparisons in this report take into consideration 3Q19 and 3Q18, except where indicated differently.

Summary of Financial Information

Executive Summary—Cosan Pro forma¹	3Q19	3Q18	Chg.%	2Q19	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Net Revenue	20,866.2	17,219.3	21.2%	19,338.5	7.9%
Gross profit	2,755.8	1,983.1	39.0%	2,340.0	17.8%
EBIT	2,313.8	1,046.3	n/a	1,351.8	71.2%
EBITDA²	3,373.3	1,872.6	80.1%	2,313.3	45.8%
Adjusted EBITDA³	2,590.2	2,147.2	20.6%	2,040.5	26.9%
Net Income	560.8	63.0	n/a	208.4	n/a
Adjusted Net Income	135.1	191.9	-29.6%	105.2	28.5%

Note 1: Considering 50% of the results of Raízen Combustíveis and Raízen Energia.

Note 2: As of 1Q18, EBITDA excludes asset amortization arising from contracts with clients at Raízen Combustíveis.

Note 3: Adjusted EBITDA and Net Income does not include non-recurring effects in Cosan S.A., as detailed in its earnings release.

Message from the CEO

Is Brazil ready to grow for real? Yes, but not yet. US-China trade war will probably converge to an agreement at least regarding import tariffs, as both governments fear recession and its political consequences. Some argue impacts to date are limited and delayed effects are not attracting much attention. A no-deal Brexit also seems unlikely. Meanwhile, Brazilian congress approved Pension reform, opening room for further interest rate cuts and announcement of a broader reform pack, targeting fiscal and administrative issues, and paving the way for growth to finally unfold. But although signs of recovery were present, overall economic indicators in 3Q do not reflect that, at least not yet.

CZZ consolidated adjusted EBITDA increased 20% yearly in 3Q19, mostly driven by better results at Rumo, Comgás and Raízen Energia. Record-high corn crop in Brazil combined with favorable commercial conditions for the commodity boosted exports throughout the quarter and contributed to increase in transported volume by Rumo. Sugar hedging strategy along with higher ethanol volumes and prices allowed Raízen Energia to present better results. Comgás and Moove keep delivering great results on the back of expansion strategy and mix. Raízen Combustíveis also delivered decent increase in sales volumes, with sequential improvement in business environment translating into growing results. Fuel price freeze announced by the Argentinean government last August resulted in US$55 million inventory loss, hurting Raízen Argentina performance.

CZZ tendered USD 159 million worth of shares. From outstanding cash position of ~USD 350 million post liability management/tender offer, CZZ acquired additional R$ 14 million worth of CSAN3 shares in the market and CSAN3 cancelled 4.7 million shares outstanding. CZZ therefore increased its stake to 60.1% of Cosan S.A. reinforcing our high-conviction in the intrinsic value of our portfolio. Raízen’s sale of 50% stake of its Convenience stores business in Brazil to FEMSA (at R$ 1.12 billion implied EV) was concluded during the quarter and Rumo signed Norte-Sul concession contract.

We remain confident in delivering 2019 consolidated guidance for energy and logistics, established earlier in the year on the basis of higher GDP forecasts. Slower-than-expected economic rebound, postponing industrial activity recovery and fuel sales pick up will likely be compensated by good results from Raízen Energia and above-originally expected results at Moove and Comgás, while Rumo is on-track regarding performance. And we keep on finding alternatives beyond recurring results to increase further Consolidated EBITDA, earnings and free cash generation—Cosan S.A. sale of R$400 million in credit rights is a good example.

Marcos Marinho Lutz

CZZ CEO

Investor Relations E-mail: ri@cosan.com.br Tel: +55 11 3897-9797 | +1 646 849-9960 Website: ir.cosanlimited.com

1 de 9

Business Units

Cosan S.A. (B3: CSAN3) and Cosan Logística S.A. (B3: RLOG3), companies controlled by the Company, reported its results on November 11, 2019 and November 12, 2019, respectively. Its Earnings Releases containing the comments from the main financial and operational information, besides its Financial Statements, can be found at the websites below:

•	Cosan S.A. (CSAN3): ir.cosan.com.br

•	Cosan Logística (RLOG3): ir.cosanlogistica.com

Cosan S.A. and Cosan Logística S.A. business units that compose Cosan Limited and interest in each reportable segment are shown below:

•	Cosan S.A. (CSAN3) (60%)

Raízen Combustíveis (50%)	Fuel Distribution & Downstream Argentina
Raízen Energia (50%)	Sugar, Ethanol & Bioenergy Production and Commercialization
Comgás (99%)	Natural Gas Distribution
Moove (70%)	Lubricants, Base Oils & Specialties
Cosan Corporativo (100%)	Corporate and Other Investments

•	Cosan Logística S.A. (RLOG3) (73%)

Rumo S.A. (RAIL3) (28%)	Logistics Operator

Executive Summary 3Q19

Macroeconomic environment is improving in Brazil, but GDP increase has been mild so far, despite falling interest and unemployment rates and lower inflation. This notwithstanding, Otto-cycle sales posted sequential and yearly significant improvements, 3% and 6% respectively. The quarter was also marked by Brazilian real devaluation against the US dollar and fluctuations in international oil and agricultural commodities prices.

CZZ pro forma adjusted EBITDA expanded 20% in 3Q19, reaching R$ 2.6 billion, with positive contributions from the businesses, highlighting Comgás, Raízen Energia and Rumo. Net Income totaled R$ 561 million, up almost 9x from 3Q18, and Adjusted Net Debt/EBITDA closed the quarter at 2.1x.

Cosan S.A. (CSAN3):

Cosan S.A. Proforma: The pro forma adjusted EBITDA reached R$1.6 billion (+30%) in 3Q19, reflecting better results at Comgás, Raízen Energia and Moove. Net income reached R$819 million, including a nonrecurring gain from the sale of credit rights at Cosan. Operating cash generation totalled R$1.4 billion in the period, Leverage (net debt/pro forma EBITDA, normalized by Comgás’ Regulatory Account and lease effects—IFRS 16) fell to 1.9x at the end of 3Q19.

Raízen Combustíveis

RC Brazil: Adjusted EBITDA reached R$640 million (-6%) in 3Q19, negatively affected by fuel price fluctuations during the quarter, pressuring inventory management. This effect was partially offset by sales expansion. Sales volume increased 5% in 3Q19 reflecting Otto cycle volume growth (+7%), measured in gasoline equivalent. Diesel volume came in 6% higher, again reflecting higher demand from clients, particularly in agribusiness. When compared to 2Q19, adjusted EBITDA rose 13%, bolstered by higher volume sold (+6%) and improving business environment. And when considering the non-recurring effects, EBITDA reached R$772 million (+37%) in 3Q19.

RC Argentina: Adjusted EBITDA totaled US$6 million (R$21 million) in 3Q19, as fuel price freeze announced by the Argentinean federal government in August 2019 resulted in US$55 million (R$227 million) worth of inventory loss in the period. Despite the political and economic turmoil in Argentina, total sales volume came in 14% higher than in 2Q19, with a processed volume of 84 kbpd (refining utilization ratio of 73%).

Raízen Energia: Adjusted EBITDA reached R$848 million (+32%) in 3Q19, driven by increased sales volume of own ethanol at higher sales prices, combined with improvement in the realized price of sugar, following successful hedging strategy. These effects were partially offset by lower volumes of sugar sold, in line with the crop commercialization strategy. The volume of processed sugarcane totaled 26.7 million tons (+10%) in 3Q19, with a 4% recovery of agricultural yields, offsetting the delay in the 2019/20 harvest. Unit cash cost of own products sales was mainly affected by an increase in CONSECANA in the period.

2 de 9

Comgás: Normalized adjusted EBITDA stood at R$653 million (+20%) in 3Q19, driven by higher volume sold in the residential segment and margins adjusted by inflation. Industrial segment sales were affected by adverse events impacting large clients demand. Residential segment’s higher sales volume reflected the addition of 92,000 clients in the last 12 months. 765 clients were added to the commercial segment base, partially offsetting lower demand from large consumers.

Moove: Adjusted EBITDA reflects another quarter of robust growth across all regions, totaling R$80 million (+33%) in the quarter. 3Q19 higher performance was due to higher sales volume (+16%) in Brazil and abroad, following the maturation of international operations.

Cosan Logística S.A. (RLOG3):

Rumo’s transported volumes increased 8% during 3T19 when compared to same period last year reaching 17 Billion RTK. Record-high corn crop in Brazil combined with favorable commercial conditions for the commodity and a stronger USD boosted exports throughout the quarter. Operational performance enabled record transported volumes in July (6 bln RTK). August was also a good month. September, however, was negatively affected by above-average rains along the coast hitting port operations and operational restrictions due to accidents along the railway. North operations transported volumes increased 10% yearly, 22% in July alone, reflecting corn exports and fertilizers’ back hauling, which totaled 2 billion RTK year-to-date. In fact, our growth was capped by capacity constraints, as market volumes were even stronger, translating into lower market share (55%) in Santos Port. South operations grew only 1%, being the main highlight the 14% increase in fuels transportation, which was partially offset by weaker performance of agricultural products, particularly sugar. Strong corn crop is expected to secure volumes for 4Q19 while record-high soybean crop forecasts for Brazil in general, and Mato Grosso in particular, call for good exports next year.

3 de 9

Rumo EBITDA (including IFRS 16) reached R$ 1,206 million (+18%) in 3Q19 with 59% EBITDA margin (+4 p.p.). Stronger results reflect higher transported volumes and further efficiency gains reflected in both costs and expenses. Variable costs increased only 1% on the back of continued efforts to reduce fuel consumption (-6% liters/TKB). In turn, operational leverage allowed fixed costs to increase 4%, well below volume expansion plus inflation, resulting in EBITDA margin expansion. Net profit reached R$ 369 million in 3Q19, 61% higher compared to last year figures. FCFF totaled 489 million, following strong operational performance and lower investments in the period, causing Net Debt/EBITDA to close the quarter at 1.8x. (broad leverage adjusted for IFRS16).

The following tables present the key operating and financial metrics of our businesses. Historical data for the information presented can be found on our Investor Relations website (ir.cosanlimited.com) in the Results Center.

Main Operational and Financial Metrics

Raízen Combustíveis—Brazil

	3Q19	3Q18	Chg.%	2Q19	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Otto Cycle Volume (Gasoline+ Ethanol) (‘000 cbm)	3,049	2,856	7%	2,977	3%
Gasoline Equivalent[4]Volume (‘000 cbm)	2,746	2,566	7%	2,675	3%
Diesel Volume (‘000 cbm)	3,346	3,158	6%	3,094	8%
Adjusted EBITDA Margin[5] (BRL/cbm)	91	102	-11%	85	7%
Adjusted EBIT[5] (BRL/cbm)	63	76	-17%	56	13%

Note 4: Sum of gasoline and ethanol volumes, adjusted by the energy coefficient of 0.7221.

Note 5: Excludes asset sale and other non-recurring items. From 1Q18 onwards includes asset amortization arising from contracts with clients.

Raízen Combustíveis – Argentina

	3Q19	2Q19	Var.%
	(Jul-Sep)	(Apr-Jun)	3Q19x2Q19
Processed Volume (‘000 BBL/day)	84	88	-5%
Total Volume Sold (‘000 cbm)	1,696	1,490	14%
EBITDA (USD mIn)	6	47	-88%

Raízen Energia

Indicators	3Q19	3Q18	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18
Sugarcane Crushed (mln mt)	26.7	24.3	10%
TRS/ha	9.9	9.6	4%
Sugar/Ethanol Production Mix	50% x 50%	49% x 51%	n/a
Adjusted EBITDA[6] (BRL mln)	848	641	32%

Note 6: Excludes effects from biological assets variation, debt hedge accounting effects, foreign exchange hedge on sugar exports and nonrecurring gains/losses where applicable.

Comgás

	3Q19	3Q18	Chg.%	2Q19	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Total Sales Volume (cbm) Ex-Thermal	1,147	1,209	-5%	1,144	0%
Normalized EBITDA[7] (BRL mln)	653	546	20%	583	12%
IFRS EBITDA (BRL mln)	761	388	96%	679	12%

Note 7: Includes the effect from the regulatory Current Account.

Moove

	3Q19	3Q18	Chg.%	2Q19	Chg.%
	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Total Sales Volume[8] (‘000 cbm)	106	92	16%	102	5%
EBITDA (BRL mln)	80	60	33%	78	3%

Note 8: Considering the volume sold of lubricants and base oil.

Rumo

	3Q18	3Q19	Chg. %	9M18	9M19	Chg. %
Operating and Financial Performance Index	(Jul-Sep)	(Jul-Sep)	3Q18/3Q19	(Jan-Sep)	(Jan-Sep)	9M18/9M19
Consolidated
Operating ratio[9]	66%	65%	-1.5%	69%	70%	0.9%
Diesel consumption (liters/ ‘000 GTK)	4.1	3.8	-6.2%	4.2	4.0	-5.5%
Rail accidents (MM Train/Km)	15.2	17.0	12.3%	15.0	17.0	13.6%
Personal accidents (accidents /MM MHW)	0.4	0.5	17.4%	0.6	0.5	-16.2%
North Operation
Cycle of railcars (days)	9.3	9.1	-2.2%	10	11	7.0%
South Operation
Cycle of railcars (days)	7.0	7.0	0.0%	7.7	7.9	2.6%

Note 9: Operating Ratio calculation considers proportional allocation of part of 4Q16 depreciation in prior quarters from the same year.

4 de 9

Cosan Corporate Results

The following table provides a breakdown of the 3Q19 results by business unit for all segments detailed previously. All information reflects 100% of their financial performance, regardless of the interest held by Cosan. For the purpose of reconciling EBITDA in the column “Cosan S.A. Accounting”, the “Adjustments & Eliminations” column reflects the eliminations from operations among all Cosan subsidiaries for consolidation purposes.

Earnings by Business Unit[10]	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan S.A. Corporate	Deconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited Corporate	Adjustments and Elimination	CZZ
3Q19
Net Revenue	25,544.0	7,698.7	2,585.5	1,100.7	0.0	(33,242.6)	0.0	3,686.3	2,059.9	0.0	(14.9)	5,731.2
Cost of Goods and Services Sold	(24,501.0)	(7,162.7)	(1,666.2)	(875.2)	(0.0)	31,663.7	(0.0)	(2,541.4)	(1,238.3)	(0.0)	14.9	(3,764.8)
Gross Profit	1,042.9	536.0	919.3	225.5	0.0	(1,578.9)	—	1,144.8	821.5	(0.0)	—	1,966.4
Gross Margin (%)	4.1%	7.0%	35.6%	20.5%	37.0%	4.7%	0.0%	31.1%	39.9%	-39,5%	—	34,3%!
Selling Expenses	(554.1)	(209.9)	(154.5)	(136.5)	(3.0)	763.9	—	(294.0)	(6.6)	(0.0)	—	(300.6)
General and Administrative Expenses	(165.6)	(172.3)	(98.3)	(45.1)	(76.6)	337.9	—	(220.0)	(98.5)	(17.6)	—	(336.0)
Other Operating Income (Expenses)	333.4	84.2	(18.2)	(0.1)	519.6	(417.6)	—	501.2	35.5	0.0	—	536.7
Equity Pick-up	(0.0)	1.2	—	(0.0)	558.7	(1.2)	(408.8)	150.0	7.7	530.0	(529.9)	157.9
Depreciation and Amortization	193.9	721.8	112.8	36.2	2.6	(915.7)	—	151.6	442.9	0.3	—	594.8
EBITDA	850.5	961.0	761.1	80.0	1,001.3	(1,811.6)	(408.8)	1,433.7	1,202.5	512.8	(529.9)	2,619.1
EBITDA Margin (%)	3.3%	12.5%	29.4%	7.3%	n/a	5.4%	n/a	38.9%	58.4%	n/a	n/a	45,7%!
Financial result	(160.2)	(193.5)	(26.7)	(50.7)	(56.8)	353.7	—	(134.2)	(300.1)	49.9	(103.9)	(488.2)
Income and Social Contribution Taxes	(197.5)	1.7	(202.4)	(1.9)	(124.0)	195.8	—	(328.3)	(94.1)	(0.4)	35.3	(387.5)
Non-controlling Interest	(14.9)	(28.3)	—	(0.9)	1.0	43.1	(0.9)	(0.7)	(264.6)	(1.2)	(321.2)	(587.8)
Net Income	284.0	19.2	419.2	(9.6)	818.9	(303.2)	(409.6)	818.9	100.8	560.8	(919.7)	560.8

5 de 9

Earnings by Business Unit	Raízen Combustíveis	Raízen Energia	Comgás	Moove	Cosan S.A. Corporate	Deconsolidation Raízen	Adjustments and Elimination	Cosan S.A. Accounting	Cosan Logistica	Cosan Limited Corporate	Adjustments and Elimination	CZZ
9M19
Net Revenue	73,816.2	20,902.8	6,984.4	3,139.5	0.3	(94,719.0)	-0.0	10,124.2	5,423.5	—	(23.5)	15,524.3
Cost of Goods and Services Sold	(70,416.4)	(19,504.1)	(4,716.0)	(2,486.5)	(0.0)	89,920.6	0.0	(7,202.5)	(3,532.5)	—	23.5	(10,711.5)
Gross Profit	3,399.8	1,398.7	2,268.4	653.1	0.3	(4,798.5)	—	2,921.7	1,891.1	—	—	4,812.8
Gross Margin (%)	4.6%	6.7%	32.5%	20.8%	89.7%	5.1%	0.0%	28.9%	34.9%	n/a	—	31.0%
Selling Expenses	(1,613.4)	(617.5)	(455.9)	(369.3)	(5.2)	2,231.0	—	(830.3)	(2.2)	—	—	(832.6)
General and Administrative Expenses	(480.6)	(447.7)	(271.4)	(122.5)	(160.4)	928.3	—	(554.2)	(270.1)	(52.7)	—	(877.2)
Other Operating Income (Expenses)	760.1	132.7	2.7	(0.0)	523.9	(892.8)	—	526.6	8.4	0.0	—	535.0
Equity Pick-up	—	(3.1)	—	0.9	1,453.2	3.1	(970.2)	483.9	16.3	1,022.2	(1,022.3)	500.4
Depreciation and Amortization	567.0	2,076.6	343.4	77.3	9.4	(2,643.6)	—	430.2	1,282.3	1.0	—	1,713.5
EBITDA	2,632.8	2,539.6	1,887.3	239.5	1,821.2	(5,172.4)	(970.2)	2,977.8	2,925.8	970.5	(1,022.3)	5,851.9
EBITDA Margin (%)	3.6%	12.1%	27.0%	7.6%	n/a	5.5%	n/a	29.4%	53.9%	n/a	n/a	37.7%
Financial result	(357.0)	(592.5)	(116.1)	(40.7)	(89.9)	949.5	—	(246.6)	(883.2)	2.2	(199.0)	(1,326.6)
Income and Social Contribution Taxes	(514.1)	65.5	(482.2)	(34.8)	(90.0)	448.6	—	(607.0)	(183.5)	(3.2)	67.7	(726.2)
Non-controlling Interest	(50.0)	(42.7)	—	(2.5)	1.0	92.7	(59.7)	(61.1)	(418.3)	(9.1)	(637.8)	(1,126.2)
Net Income	1,144.6	(106.6)	945.6	84.2	1,632.9	(1,038.0)	(1,029.8)	1,632.9	158.5	959.4	(1,791.4)	959.4

Note 10: As of 1Q18, the results of Cosan and its Business Units were impacted by the adoption of the new accounting standards (IFRS 15 and IFRS 9), as detailed in the quarterly financial statements as of March 31, 2018

6 de 9

Loans and Financing

In September 30, 2019, Cosan Limited’s (CZZ Corporate) gross debt totaled R$ 3.7 billion, compared to R$ 1.9 billion in 2Q19. Cash and cash equivalents came to R$ 1.4 billion in 3Q19, compared to R$ 365 million at the close of the 2Q19. The increase in both CZZ Corporate gross debt and cash position in the end of the quarter reflects the liability management performed by the Company, with the issuance of USD 750 million in Bonds due to 2029, partially offset by the tender of approximately USD 300 million of Bond 2024.

CZZ Corporate’s net debt ended the period at R$ 2.2 billion (ex-IRFS 16).

Loans and Financing 3Q19 BRL mln	Comgás	Moove	Cosan S.A. Corporate	Cosan S.A. Consolidated	Raízen Energia (50%)	Raízen Combustíveis (50%)	Cosan S.A. Consolidated Pro forma	Cosan Logística	Cosan Limited Corporate	CZZ Pro forma
Opening balance of pro forma net debt	1,041.3	102.3	4,692.3	5,835.9	4,274.7	1,876.7	11,987.3	6,877.6	1,494.1	20,359.0
Cash, cash equivalents and marketable securities	2,157.0	634.4	1,510.9	4,302.2	1,402.2	917.8	6,622.2	2,539.6	365.3	9,527.1
Gross Debt	3,198.3	736.6	6,203.1	10,138.1	5,676.8	2,794.6	18,609.5	9,417.2	1,859.4	29,886.1
Cash items	(239.1)	(17.3)	(171.4)	(427.9)	403.7	175.7	151.5	(490.3)	1,519.8	1,224.1
Funding	1.8	0.2	8.7	10.8	495.3	245.1	751.2	0.1	2,812.0	3,563.3
Payment of principal on loans and borrowings	(255.3)	(15.4)	—	(270.7)	(42.7)	(47.8)	(361.1)	(202.4)	(1,190.7)	(1,754.2)
Payment of Interest on loans borrowings	(23.5)	(1.5)	(197.1)	(222.1)	(49.0)	(21.6)	(292.6)	(262.8)	(50.7)	(606.1)
Derivatives	37.8	(0.6)	16.9	54.1	—	—	54.1	(25.3)	(7.7)	21.0
Noncash items	64.7	28.2	253.6	346.5	349.1	(41.5)	654.1	156.1	2,179.3	1,087.1
Provision for interest (accrual)	52.1	4.6	123.0	179.6	71.8	30.8	282.3	169.7	46.2	498.2
Monetary variation and MTM adjustment of debt	22.0	10.0	40.4	72.4	20.9	(22.6)	70.8	90.1	245.9	406.8
Exchange variation, net of derivatives	(9.4)	13.6	90.2	94.5	256.4	(49.8)	301.1	(103.6)	(15.4)	182.1
Closing balance of gross debt	3,023.9	747.5	6,285.4	10,056.7	6,429.6	2,928.8	19,415.1	9,083.0	3,699.1	32,197.3
Cash, cash equivalents and marketable securities	2,675.8	743.6	1,323.8	4,743.1	1,490.5	967.4	7,201.0	2,578.1	1,445.3	11,224.5
Closing balance of pro forma net debt	348.1	3.9	4,961.6	5,313.6	4,939.1	1,961.4	12,214.1	6,505.0	2,253.8	20,972.8
Obligations due to preferred shareholders of subsidiaries	—	—	744.5	744.5	—	—	744.5	—	—	744.5
Leasing (IFRS 16)	11.4	33.3	24.6	69.3	1,726.7	288.9	2,084.9	4,082.2	8.3	6,175.3
Total pro forma net debt and obligations due to preferred shareholders of subsidiaries	359.6	37.2	5,730.6	6,127.4	6,665.7	2,250.3	15,043.4	10,587.1	2,262.0	27,892.6

7 de 9

Cash Flow Reconciliation

Cash Flow Statement 3Q19 BRL mln	Comgás	Moove	Cosan S.A. Corporate	Eliminations	Cosan S.A. Consolidated	Raízen Combined (50%)	Eliminations	Cosan S.A. Pro forma	Cosan Logística	Cosan Limited Corporate	Eliminations/ Adjusted	CZZ Proforma
EBITDA	761.1	80.0	1,001.3	(408.8)	1,433.7	905.8	(151.6)	2,187.9	1,202.5	512.6	(529.6)	3,373.3
Noncash impacts on EBITDA	128.5	21.5	(1,094.8)	408.8	(536.0)	(37.2)	151.6	(421.6)	(15.6)	(516.9)	529.6	(424.5)
Changes in assets and liabilities	44.5	(22.6)	34.7	—	56.5	(293.0)	—	(236.5)	(3.3)	(1.9)	—	(241.7)
Operating financial result	32.6	4.8	13.6	—	51.1	(204.2)	—	(153.1)	34.9	2.8	—	(115.5)
Operating Cash Flow	966.8	83.8	(45.2)	—	1,005.3	371.4	—	1,376.6	1,218.5	(3.5)	—	2,591.6
CAPEX	(207.8)	(9.0)	(2.6)	—	(219.4)	(368.6)	—	(588.1)	(396.7)	(0.0)	—	(984.8)
Other	—	(1.0)	2.5	—	1.5	(86.1)	—	(84.6)	14.5	(5.0)	—	(75.1)
Cash Flow from Investing Activities	(207.8)	(10.1)	(0.0)	—	(217.9)	(454.8)	—	(672.7)	(382.2)	(5.0)	—	(1,059.9)
Funding	1.8	—	8.7	—	10.6	740.4	—	751.0	0.1	2,812.0	—	3,563.1
Loans amortization (Principal)	(255.3)	(26.7)	—	—	(282.0)	(90.5)	—	(372.4)	(235.2)	(1,265.0)	—	(1,872.6)
Loans amortization (Interest)	(23.5)	9.9	(197.1)	—	(210.7)	(72.3)	—	(283.0)	(280.0)	(50.7)	—	(613.6)
Leasing amortization (IFRS16)	(0.9)	(0.8)	(0.3)	—	(2.0)	(157.4)	—	(159.4)	(261.4)	(0.1)	—	(420.9)
Derivatives	37.8	(0.6)	16.9	—	54.1	—	—	54.1	(25.3)	(7.7)	—	21.0
Other	(0.2)	20.4	(38.6)	—	(18.4)	1.7	—	(16.7)	0.0	(649.2)	—	(665.9)
Cash Flow from Financing Activities	(240.1)	2.1	(210.4)	—	(448.4)	422.0	—	(26.4)	(801.7)	839.2	—	11.1
Dividends received	—	—	187.3	—	187.3	—	(187.3)	0.0	2.0	0.1	—	2.1
Free Cash Flow to Equity	518.8	75.8	(68.4)	—	526.3	338.6	(187.3)	677.6	36.6	830.7	—	1,544.9
Cosan S.A	—	—	(152.9)	—	(152.9)	—	187.3	34.4	0.8	(12.5)	—	22.7
Comgas	—	0	0	—	—	—	—	—	0	0	0	—
Raízen	—	—	—	—	—	(268.0)	—	(268.0)	—	—	—	(268.0)
Dividends paid	—	—	(152.9)	—	(152.9)	(268.0)	187.3	(233.6)	0.8	(12.5)	—	(245.3)
Exchange variation impact on cash and cash equivalents	—	33.4	34.1	—	67.5	67.4	—	134.9	1.1	261.8	—	397.7
Cash Generation (Burn) in the Period	518.8	109.2	(187.1)	—	440.9	138.0	—	578.9	38.4	1,080.0	—	1,697.3

8 de 9

Financial Statements

Cosan Limited—Accounting

Indicators	3Q19	3Q18	Chg.%	2Q19	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
EBITDA	2,619.1	1,411.2	85.6%	1,669.6	56.9%
CAPEX	619.1	704.6	-12.1%	648.6	-4.6%

Income Statement for the Period	3Q19	3Q18	Chg.%	2Q19	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Net Revenue	5,731.2	4,778.4	19.9%	5,072.9	13.0%
Cost of Goods and Services Sold	(3,764.8)	(3,406.2)	10.5%	(3,477.3)	8.3%
Gross profit	1,966.4	1,372.2	43.3%	1,595.5	23.2%
Selling, general & administrative expenses	(636.7)	(497.7)	27.9%	(550.6)	15.6%
Other net operating income (expenses)	536.7	(44.7)	n/a	3.4	n/a
Financial results	(488.2)	(523.7)	-6.8%	(315.8)	54.6%
Equity Pick-up	157.9	85.5	84.7%	65.5	n/a
Expenses with income and social contribution taxes	(387.5)	(103.7)	n/a	(257.4)	50.6%
Non-controlling interest	(587.8)	(224.9)	n/a	(332.3)	76.9%
Net Income	560.8	63.0	n/a	208.4	n/a

Balance Sheet	3Q19	2Q19
BRL mln	09/30/19	06/30/19
Cash and cash equivalents	6,413	5,003
Marketable Securities	2,353	2,204
Trade accounts receivable	2,025	2,064
Inventories	806	809
Derivative financial instruments	4,332	3,218
Other current assets	2,060	1,713
Other non-current assets	9,187	6,270
Investments	7,942	7,954
Property, plant and equipment	11,928	11,852
Intangible assets	16,880	16,903
Total Assets	63,927	57,992
Loans and borrowings	27,008	24,486
Financial instruments and derivatives	56	44
Trade accounts payable	2,198	2,046
Payroll	394	301
Other current liabilities	2,575	1,933
Other non-current liabilities	15,096	12,989
Shareholders’ Equity	16,600	16,192
Total Liabilities	63,927	57,992

Financial Statement including Raízen

Cosan Limited Proforma (including 50% of Raízen)

Indicators	3Q19	3Q18	Chg.%	2Q19	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
EBITDA	3,373.3	1,872.6	80.1%	2,313.3	45.8%
Adjusted EBITDA	2,590.2	2,147.2	20.6%	2,040.5	26.9%
Investments	1,069.7	865.7	23.6%	1,099.1	-2.7%

Income Statement for the Period	3Q19	3Q18	Chg.%	2Q19	Chg.%
BRL mln	(Jul-Sep)	(Jul-Sep)	3Q19/3Q18	(Apr-Jun)	3Q19/2Q19
Net Revenue	20,866.2	17,219.3	21.2%	19,338.5	7.9%
Cost of Goods and Services Sold	(18,110.4)	(15,236.1)	18.9%	(16,998.5)	6.5%
Gross profit	2,755.8	1,983.1	39.0%	2,340.0	17.8%
Selling, general & administrative expenses	(1,187.3)	(929.5)	27.7%	(1,064.6)	11.5%
Other net operating income (expenses)	745.2	(7.3)	n/a	76.4	n/a
Financial results	(665.1)	(671.5)	-1.0%	(500.6)	32.9%
Equity Pick-up	6.9	(2.3)	n/a	(1.1)	n/a
Expenses with income and social contribution taxes	(485.4)	(74.4)	n/a	(295.5)	64.3%
Non-controlling interest	(609.3)	(235.1)	n/a	(346.3)	76.0%
Net Income	560.8	63.0	n/a	208.4	n/a

Balance Sheet	3Q19	2Q19
BRL mln	09/30/19	06/30/19
Cash and cash equivalents	8,762	7,071
Marketable Securities	2,462	2,456
Trade accounts receivable	3,837	3,931
Inventories	4,780	3,719
Derivative financial instruments	5,766	4,175
Other current assets	4,768	4,396
Other non-current assets	14,797	11,545
Investments	654	635
Property, plant and equipment	20,573	20,563
Intangible assets	19,969	19,974
Total Assets	86,368	78,466
Loans and borrowings	37,274	33,626
Financial instruments and derivatives	553	479
Trade accounts payable	6,509	6,056
Payroll	657	628
Other current liabilities	5,956	4,893
Other non-current liabilities	18,654	16,438
Shareholders’ Equity	16,764	16,344
Total Liabilities	86,368	78,466

9 de 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2019

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial and Investor Relations Officer